December 1, 2006

Mail Stop 4561

Department of Corporations
320 West 4th Street, Suite 750
Los Angeles, CA 90013-2344

> **Re:** **CyberDefender Corporation**
> **Registration Statement on Form SB-2**
> **Filed on November 3, 2006**
> **File No. 333-138430**

Dear Sir/Madam:

We are writing you regard a registration statement filed by CyberDefender Corporation, a company subject to regulation by your agency. You can access the referenced filing as well as future filings by this company on our website at http://www.sec.gov.

We would appreciate receiving any information about this company or the proposed offering that you feel would be of interest to our agency. Please feel free to contact Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3730 concerning this registrant.

Sincerely,

Barbara C. Jacobs
Assistant Director